  As filed with the Securities and Exchange Commission on March 27, 2001
                                                     Registration No. 333-50768
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      To
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                               drkoop.com, Inc.
            (Exact name of registrant as specified in its charter)

                                ---------------

            Delaware                            7375                       74-2845054
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)      Classification Code Number)     Identification Number)

                      225 Arizona Avenue, Suite 250

                          Santa Monica, CA 90401

                              (310) 395-5700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                             Richard M. Rosenblatt
                            Chief Executive Officer
                               drkoop.com, Inc.



                      225 Arizona Avenue, Suite 250

                          Santa Monica, CA 90401

                              (310) 395-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:
                             W. Alex Voxman, Esq.
                               Latham & Watkins
                       633 West Fifth Street, Suite 4000
                             Los Angeles, CA 90071
                                (213) 485-1234

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
  If the only securities being registered on this Form are being offered pursuant to dividend of interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                                 Proposed Maximum
                                                Proposed Maximum    Aggregate
     Title of each class of        Amount to be  Offering Price      Offering        Amount of
   Securities to be Registered      Registered    Per Share(1)       Price(1)     Registration Fee
--------------------------------------------------------------------------------------------------
Common Stock ($0.001 par
 value).........................   106,050,425       $0.69        $73,174,793.25     $19,318.78(2)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of registration fee, based on the average of the high and low prices for the common stock for the registrant's common stock at $0.66 per share as reported on Nasdaq National Market on November 21, 2000, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

(2) Fee of $19,318.78 paid in connection with original Registration Statement filed November 28, 2000.

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 27, 2001

PROSPECTUS

                               106,050,425 Shares

                                drkoop.com, Inc.

                                  Common Stock

                                  -----------

  This prospectus relates to up to 106,050,425 shares of our common stock that the selling stockholders named on pages 22-27 in this prospectus may offer for resale from time to time.

  Our common stock is traded on the Nasdaq National Market under the symbol "KOOP." On March 26, 2001 the last reported sale price of our common stock on the Nasdaq National Market was $0.16 per share.

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                  The date of this prospectus is

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
THE COMPANY................................................................   1

RISK FACTORS...............................................................   6

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................  20

USE OF PROCEEDS............................................................  21

SELLING STOCKHOLDERS.......................................................  22

PLAN OF DISTRIBUTION.......................................................  32

LEGAL MATTERS..............................................................  34

EXPERTS....................................................................  34

WHERE YOU CAN FIND MORE INFORMATION........................................  34

INCORPORATION BY REFERENCE.................................................  35

                                  THE COMPANY

                                   drkoop.com

The Company

   drkoop.com, Inc. operates an Internet-based consumer health network. We believe that health-concerned consumers are highly motivated in their need to find accurate information and to act on it. We aim to establish the drkoop.com network as the most trusted source of consumer health information and services on the Internet. The network consists of two primary types of services:

  . consumer-focused interactive websites, www.drkoop.com and www.drdrew.com, which provide users with comprehensive health information; and

  . affiliate relationships with Internet portals, healthcare organizations and traditional media outlets, in which the affiliate's customers are provided easy access to the information and services offered on www.drkoop.com.

   Our network provides consumers with a variety of health content, including information on acute ailments, chronic illnesses, nutrition, fitness and wellness, and access to medical databases, interactive tools, publications and real-time medical news. In addition, we offer eleven online communities consisting of 50 hosted chat support groups. Our support groups allow users to share experiences with others who face, or have faced, similar health conditions, allowing the collective community to benefit each member. We are also developing additional features to expand the functionality of our website.

Principal Offices

   Our principal executive offices are located at 225 Arizona Avenue, Suite 250, Santa Monica, California 90401, and our telephone number is (310) 395-5700. Our websites are www.drkoop.com and www.drdrew.com. Our websites shall not be deemed incorporated by reference in this prospectus.

Recent Developments

 Financing Transaction

   In August 2000, we entered into a series of financing transactions which permitted us to raise a significant amount of new capital for drkoop.com from the issuance of preferred stock and warrants. An element of these transactions included a change in control of our company, including the appointment of new directors constituting a majority of our board of directors and a new executive management team. The following summaries of our preferred stock and of agreements that we have entered into are summaries and are qualified in their entirety by references to the agreements and certificate of designation of our preferred stock which we filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2000 and to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. We urge our investors to review the full text of those documents which define the rights of the preferred stock and warrant investors.

General

   The August financing consisted of a private placement of $27.5 million of our preferred stock and warrants to accredited investors. We completed the private placement in two parts. We issued $20.0 million of preferred stock on August 22, 2000 and $7.5 million of preferred stock on August 25, 2000. Only accredited investors participated in the offering which was made by way of a private placement exempt from registration under the Securities Act of 1933, as amended. Commonwealth Associates, L.P. acted as the placement agent in the private placement. The 2,750,000 shares of preferred stock issued in the private placement are initially convertible into 78,571,428 shares of our common stock reflecting a conversion price of $0.35 per share. This conversion price is subject to adjustments for dilutive issuances and other events.

   In connection with the private placement, we hired a new management team, which is headed by Richard M. Rosenblatt, our new Chief Executive Officer. Our new management team, Prime Ventures, LLC (a venture capital firm specializing in investments in Internet and technology companies that is also managed by members of our new management team) and certain members and associates of Prime Ventures, LLC (who we refer to as the Prime Investors) purchased approximately $6.0 million of the preferred stock in this private placement.

   In connection with the private placement and the hiring of the new management team, we also issued:

  . options to purchase 13,371,000 shares for $0.35 per share to members of our new management team and certain other new employees,

  . warrants to purchase 2,721,426 shares for $0.35 per share to the Prime
    Investors (which we refer to as the Prime Investor Warrants), and

  . warrants to purchase 3,629,000 shares for a purchase price of $0.35 per share to Prime Ventures, LLC (which we refer to as the Prime Warrants).

   The placement agent received warrants and other compensation for placing the securities. Please see "Compensation to Placement Agent; Repayment of Bridge Loan and Other Transaction Expenses" for more details.

Preferred Stock

   The preferred stock, which we issued at a price of $10.00 per share, has a liquidation preference of $15.00 per share, plus accrued and unpaid dividends, and is payable upon:

  . the liquidation or dissolution of drkoop.com,

  . the merger of drkoop.com where the stockholders immediately prior to the merger no longer retain more than 50% of the voting control, or

  . the sale of all or substantially all of the assets of drkoop.com.

In the event of a merger or sale, we may, unilaterally and without action of the holders of preferred stock, elect to pay the liquidation amount in shares of our common stock instead of cash. The liquidation preference of $15.00 per share of the preferred stock is payable to holders of record of the preferred stock before any distribution to the holders of our common stock or any other security that is junior to the preferred stock.

   Certain of our directors, executive officers and beneficial holders of 5% or more of our common stock or their affiliates purchased shares of preferred stock in this private placement as follows: (1) Prime Ventures, LLC, of which Mr. Rosenblatt and Edward Cespedes, our President, are Managing Directors, purchased 100,000 shares, (2) Highview Ventures, LLC, of which Mr. Rosenblatt is the sole Managing Member, purchased 50,000 shares, (3) Vandeman Holdings LLC of which George Vandeman, one of our directors, is the Managing Member, purchased 25,000 shares, (4) Marshall S. Geller, one of our directors, purchased 50,000 shares, (5) Joseph P. Wynne, one of our directors, purchased 500 shares, (6) ComVest Venture Partners LP, purchased 150,000 shares, (7) Michael S. Falk purchased 25,000 shares, (8) RMC Capital, LLC and Robert Priddy purchased 200,000 shares, (9) Edwin Cooperman, one of our directors, purchased 5,000 shares, (10) Interfase Capital Partners IV, L.P., and affiliate of Scott
J. Hyten, one of our directors, purchased 200,000 shares, (11) each of Flynn Corporation and Gallagher Corporation purchased 100,000 shares, and (12) J.F. Shea Co., Inc. purchased 300,000 shares.

   Each of the preferred stockholders may, at his or her option, convert each share of his or her preferred stock, into common stock. The number of shares of common stock into which the preferred stock is convertible is equal to the face value of the preferred stock (i.e., $10.00 per share) divided by the conversion price, initially $0.35 per share. The preferred stock will automatically convert into shares of common stock at the then applicable conversion price if we complete either a public offering or private placement of our common stock raising gross proceeds of more than $25.0 million, in each case at a price per share greater than $1.50 (as adjusted for stock splits, recapitalizations and other similar events). In addition, the preferred stock will also automatically convert into shares of common stock at the then applicable conversion price if the closing bid price for our common stock has traded at twice the conversion price for a period of 20 consecutive trading days, so long as our common stock is trading on a national securities exchange or the Nasdaq Small Cap or National Market and the shares issuable upon conversion of the preferred stock are registered for resale under the Securities Act of 1933. The initial $0.35 conversion price of the preferred stock is subject to adjustment for stock splits, recapitalizations and other similar structural events or in the event we issue securities at a price per share less than the then current market price of our common stock or the conversion price, subject to certain exceptions in the certificate of designation of the preferred stock. In addition, if our average closing bid price for our common stock for the 20 trading days preceding August 21, 2002 is less than the then applicable conversion price, the conversion price will automatically be reset to such lower price.

   In November 2000, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-27, Application of EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," to certain convertible securities. As a result of this consensus, we will remeasure the beneficial conversion feature charge recognized in the third quarter of 2000. We estimate the revised charge will reduce the previously recorded charge to net loss attributable to common stock by approximately $3 million.

   In connection with the private placement, we also issued warrants to purchase an aggregate of 6,142,857 shares of common stock (which we refer to as the Agency Warrants) to Commonwealth and the Prime Investor Warrants to purchase an aggregate of 2,721,426 shares of common stock to Prime Investors. We also issued to Prime the Prime Warrants to purchase an aggregate of 3,629,000 shares of common stock. The Agency Warrants, the Prime Investor Warrants and the Prime Warrants have an exercise price of $0.35 per share, subject to adjustments under certain circumstances, including stock splits, recapitalizations and other similar structural events or in the event we issue securities at a price per share less than the current market price of our common stock or the conversion price. Each of the warrants has a five-year term. The Agency Warrants and the Prime Investor Warrants are exercisable in full immediately. The Prime Warrants are exercisable immediately for up to 25% of the shares of common stock underlying the Prime Warrants and for up to an additional 25% of the shares of common stock underlying the Prime Warrants on the first, second and third anniversaries of the completion of the private placement.

   We issued the Prime Investor Warrants to certain of our executive officers, new directors, and beneficial owners of 5% or more of our common stock or their affiliates, as follows: (1) warrants to purchase 285,714 shares of common stock to Prime Ventures, LLC, of which Mr. Rosenblatt and Mr. Cespedes are Managing Directors, (2) warrants to purchase 142,857 shares of common stock to Highview Ventures, LLC, of which Mr. Rosenblatt is the sole Managing Member, (3) warrants to purchase 1,142,857 shares of common stock to Mr. Geller and (4) warrants to purchase 71,429 shares of common stock to Vandeman Holdings LLC, of which Mr. Vandeman is the Managing Member.

   Finally, in connection with the completion of the private placement, we restructured the warrants we had previously issued to Commonwealth and an affiliate in connection with a bridge loan and line of credit extended to us by Commonwealth and its affiliate. These warrants (which we refer to as the Bridge Warrants) are now exercisable to purchase 14,785,714 shares of common stock for an exercise price of $0.35 per share. They have a seven year term and became exercisable November 1, 2000.

Compensation to Placement Agent; Repayment of Bridge Loan; Other Transaction Expenses

   In connection with the private placement, we agreed to:

  . pay Commonwealth a cash fee equal to 7% of the gross proceeds resulting from the sale of the preferred stock ($1,925,000 in total);

  . issue to Commonwealth the Agency Warrant to purchase 6,142,857 shares of common stock at an exercise price of $0.35 per share, subject to adjustment;

  . reimburse Commonwealth for expenses incurred by it in connection with the private placement in an amount equal to $350,000; and

  . pay Commonwealth an advisory fee of $600,000.

Under these arrangements, we paid an aggregate of $2,875,000 from the proceeds of the private placement to Commonwealth and its affiliates, excluding the amounts described below that we used to repay the outstanding balance under loans previously extended to us by Commonwealth and an affiliate.

   Prior to the private placement, Commonwealth and an affiliate provided us with a $1.5 million bridge loan and a $3.0 million standby line of credit, of which we had drawn $400,000. In connection with these loans, we issued warrants to Commonwealth and its affiliate which are now exercisable to purchase 14,785,714 shares of common stock for at an exercise price of $0.35 per share. We used proceeds from the private placement to repay in full all amounts owed under the bridge loan and our $400,000 balance outstanding under our $3.0 million line of credit, plus interest to the date of repayment.

   We also agreed to pay the legal fees and expenses incurred by our new management team and Prime Ventures, LLC in connection with the private placement, up to a maximum of $75,000.

   In connection with the private placement, we also engaged Commonwealth as a financial advisor in connection with merger and acquisition transactions. In February 2001, we amended the terms of our agreement with Commonwealth. Subject to certain conditions, we have agreed to pay to Commonwealth two percent (2.0%) of the total consideration paid or received by us in any such transaction identified by Commonwealth but in no event less than $600,000; provided, however, that in the event the total consideration is less than $10 million and does not involve the issuance of 25% or more of our common stock then the minimum payment payable to Commonwealth will be $200,000.

Registration Rights

   We have entered into an Amended and Restated Registration Rights Agreement with Commonwealth and the investors that acquired our preferred stock and warrants in connection with the private placement. These investors obtained securities in the transactions described above. Under this agreement, we are obligated to register for resale the common stock underlying the preferred stock, the Bridge Warrants, the Agency Warrants, the Prime Investor Warrants and the Prime Warrants. This prospectus relates to the registration of such shares of common stock. The rights under this agreement are subject to rights granted previously to other investors for privately placed securities issued by us, including a number of creditors who accepted common stock as partial payment for amounts otherwise payable to them. We have filed a registration statement with respect to these securities which has been declared effective.

Capitalization Following Private Placement

   As of March 16, 2001, we had outstanding 39,919,481 shares of common stock and, on an as converted basis, the preferred stock represents approximately 66% of our outstanding common stock assuming no adjustment in the conversion price. In addition to the 78,571,428 shares of common stock currently issuable upon conversion of the preferred stock, our presently outstanding common stock excludes:

  . the 6,142,857 shares of common stock issuable upon exercise of the Agency
    Warrants issued to Commonwealth in connection with the private placement;

  . the 2,721,426 shares of common stock issuable upon exercise of the Prime
    Investor Warrants issued to certain investors in connection with the private placement;

  . the 3,629,000 shares of common stock issuable upon exercise of the Prime
    Warrants issued to Prime in connection with the private placement;

  . the 13,371,000 shares of common stock issuable upon exercise of the options granted to our new management team and certain other new employees;

  . the 14,785,714 shares issuable, for an exercise price of $0.35 per share, upon exercise of the Bridge Warrants;

  . the 32,816,726 shares of common stock issuable upon the exercise of the options outstanding pursuant to stock-based employee compensation plans or to consultants, which include options that are subject to future vesting requirements;

  . the 1,437 shares issuable upon the exercise of warrants held by a stockholder of the company with an exercise price of $4.78 per share;

  . approximately 2,483,562 shares issuable upon exercise of warrants held by a former business partner of which an estimated 1,663,562 have an exercise price of $8.60 per share and 820,000 have an exercise price of $1.25 per share; and

  . the 200,000 share issuable upon the exercise of warrants held by a stockholder of the Company with an exercise price of $1.00 per share.

  Possible Delisting

   Our common stock has been trading at below $1.00 per share for more than thirty consecutive days and we have received a letter from the Nasdaq Market advising us that if we are unable to demonstrate compliance with the Nasdaq Market's $1.00 minimum bid requirement for ten consecutive trading days before February 22, 2001, our common stock would be de-listed at the close of business on February 26, 2001. However, we have applied to Nasdaq for a hearing, which is scheduled to be held on March 30, 2001, and the de-listing has been stayed during the hearing period. We are not currently in compliance with the $1.00 minimum bid price requirement, and there can be no assurance that the Nasdaq Listing Qualifications Panel will grant our request for continued listing.

                Conventions Which Apply to this Prospectus

   References in this prospectus to "drkoop.com," "we," "our" and "us" refer to drkoop.com, Inc., a Delaware corporation. drkoop.com, Inc. was incorporated as a Texas corporation in July 1997 under the name Personal Medical Records, Inc., changed its name to Empower Health Corporation in April 1998 and reincorporated as drkoop.com, Inc., a Delaware corporation in March 1999. "drkoop.com," "Dr. Koop's Community" and "Dr. Koop's Personal Medical Records" are trademarks of ours. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  RISK FACTORS

   Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations or financial condition could be materially adversely affected. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

 We have a limited operating history and have not attained profitability.

   Since inception, we have incurred significant losses and negative cash flow, and as of September 30, 2000, we had an accumulated deficit of $171.4 million. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in the areas of expansion of our network, advertising, promotion of the drkoop.com brand, development of the content of our website, sales and marketing, and operating infrastructure. Our business model assumes that consumers will be attracted to and use health information and related content available on our online network which will, in turn, allow us the opportunity to sell advertising and sponsorship designed to reach those consumers. Our business model also assumes that those users will access important healthcare needs through electronic commerce over the Internet and that local healthcare participants and television stations will affiliate with us. This business model is not yet proven and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future or be inconsistent with the expectations of the public market. We have received a report from our independent auditors for our fiscal year ended December 31, 1999 containing an explanatory paragraph that describes the uncertainty as to our ability to continue as a going concern due to our historical negative cash flow and because, as of the date they rendered their opinion, we did not have access to sufficient committed capital to meet our projected operating needs for at least the next twelve months.

 Our business is difficult to evaluate because we have an extremely limited operating history.

   We were incorporated in July 1997 and launched our Internet operations in July 1998. Accordingly, we have an extremely limited operating history. An investor in our common stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, including the Internet market. These risks and difficulties include our ability to:

  . attract a larger audience of users to our Internet-based consumer health network;

  . increase awareness of our brand;

  . strengthen user loyalty and increase the number of registered users;

  . offer compelling online content, services and e-commerce opportunities;

  . maintain our current, and develop new, affiliate relationships;

  . attract a large number of advertisers who desire to reach our users;

  . respond effectively to the offerings of competitive providers of health information on the Internet;

  . continue to develop and upgrade our technology;

  . attract, retain and motivate qualified personnel; and

  . develop new revenue streams in areas such as physician services, market research, licensing of tools and other technology, and international opportunities.

   We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to address adequately any of these risks or difficulties our business would likely suffer. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, contained in the Form 10-K and Form 10-Q incorporated by reference herein for detailed information on our extremely limited operating history.

 Our common stock may be delisted from the Nasdaq National Market.

   Our common stock has been trading at below $1.00 per share for more than thirty consecutive days, and we have received a letter from the Nasdaq Market advising us that if we are unable to demonstrate compliance with the Nasdaq Market's $1.00 minimum bid requirement for ten consecutive trading days before February 22, 2001, our common stock will be de-listed at the close of business on February 26, 2001. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Nasdaq staff's ruling that our securities are subject to delisting from The Nasdaq National Market due to our failure to comply with the $1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5), and an oral hearing is scheduled to be held on March 30, 2001. The delisting of our securities has been stayed pending the outcome of the hearing. We are not currently in compliance with the $1.00 minimum bid price requirement, and there can be no assurance that the Nasdaq Listing Qualifications Panel will grant our request for continued listing. If a delisting were to occur, our common stock would trade on the OTC Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.


 We currently have litigation pending against us and cannot predict the outcome of such litigation.

   We are currently aware of several lawsuits filed against us. Eleven of these lawsuits consisted of substantially-identical class action lawsuits alleging violations of federal securities laws which were consolidated into a single action which is pending in federal court in Austin, Texas. We believe that the claims alleged in these lawsuits are without merit and intend to defend the lawsuits vigorously. In relation to the class action lawsuits, our counsel has received a letter from a representative of a regional office of the SEC stating that the SEC is investigating the events and circumstances surrounding the allegations raised in the lawsuits and asking that we voluntarily provide the SEC with information regarding such events and circumstances. The SEC letter also states that the investigation should not be construed as an indication that any violations have occurred. In addition, we are a nominal defendant, and certain of our prior officers and directors are defendants, in a derivative action lawsuit (the "Derivative Action") in the United States District Court for the Western District of Texas captioned Manju Ahuja v. Georgen-Saad et al. The Derivative Action, which was filed on January 9, 2001, asserts various claims that we allegedly have against the defendants for alleged breaches of fiduciary duty and other purported wrongdoing. We separately received a letter demanding that we initiate a derivative action lawsuit asserting various claims that the letter alleges that we have against certain of its present and prior officers and directors for alleged breaches of fiduciary duty and other alleged wrongdoing. In addition we and certain of our prior officers and directors are defendants in a lawsuit in the District Court of Travis County, Texas (53rd Judicial District) captioned F. Dennis Pryor III v. drkoop.com, Inc. et al. The lawsuit, which was filed on February 14, 2001 by a purchaser of a convertible promissory note issued by us, asserts various claims based on the allegation that the plaintiff was misinformed as to the length of the holding period upon conversion of the note into our common stock. In addition, our counsel has received a letter from an attorney representing one of the purchasers of a convertible promissory note issued by us, which asserts a claim for $208,000 based on the allegation that the purchaser was misinformed as to the length of the holding period upon conversion of the note into our common stock.

   We cannot predict the outcome of the litigation or extent to which the costs of defense and any settlement or award will be covered by our insurance policies. For more information, please see Part II, Item 1 of our quarterly report on Form 10-Q for the period ended September 30, 2000 incorporated by reference herein.

 Our business is changing rapidly, which could cause our quarterly operating results to vary and our stock price to fluctuate.

   Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. If we have a shortfall in revenues in relation to our expenses, or if our expenses precede increased revenues, then our business would suffer and we may not be able to finance our growth plans for our business or to pay our expenses in a timely manner. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance. These conditions have existed in the quarter ended September 30, 2000.

   Important factors which could cause our results to fluctuate materially include:

  . our ability to attract and retain users;

  . our ability to implement our expanded business model;

  . our ability to attract and retain advertisers and sponsors and maintain advertiser and sponsor satisfaction;

  . the availability of sufficient capital to fund our business plan;

  . traffic levels on our Internet site;

  . our ability to attract and retain customers and maintain customer satisfaction for our existing and future e-commerce offerings;

  . new Internet sites, services or products introduced by us or our competitors;

  . the level of Internet and other online services usage;

  . our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

  . our ability to develop new revenue streams;

  . our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

  . technical difficulties or system unavailability affecting the operation of our website; and

  . our ability to attract new business partners, many of whom have become unsure of the company's long term viability based on recent adverse press coverage.

   Our revenues for the foreseeable future will remain principally dependent on user traffic levels, and advertising and sponsorship activity, as well as on our offering of products and services in the health and wellness market that we have not previously offered. We will also be dependent on the further development of revenue streams related to e-commerce activities, physician services, market research, sales of interactive tools and similar technology products and the level of affiliate subscriptions in our domestic and international content partner programs. Such future revenues are difficult to forecast due to, among other things, the involvement of third parties and the time lag in receiving sales data and simply because these are all new, developing businesses. In addition, we plan to increase our sales and marketing operations, obtain broader distribution for our service, expand and develop content and upgrade and enhance our technology and infrastructure development in order to support our growth.

   Many of the expenses associated with these activities--for example, personnel costs, and technology and infrastructure costs--are relatively fixed in the short-term. We have endeavored over the past several months to reduce the cost of operating our business. However, we may be unable to adjust spending quickly enough to offset any unexpected revenue or capital shortfall, in which case our results of operations and liquidity would suffer materially.

 Our expanded business model contemplates developing and offering products and services that we have not previously developed and offered, and we may not be able to derive incremental revenues from these offerings.

   Our expanded business model contemplates that we will develop and offer products and services targeting segments of the health and wellness market, both on-line and off-line, that we have not previously offered. There can be no assurance that these offerings will be successful or generate additional revenue. If the implementation of our expanded business model does not result in significant incremental revenues to us, we will require additional equity or debt financing to continue our operations.

 We must establish, maintain and strengthen our brand in order to attract users to our network and generate revenue from existing and new businesses.

   In order to expand our audience of users and increase our online traffic, we must establish, maintain and strengthen our brand. For us to be successful in establishing our brand, healthcare consumers must perceive us as a trusted source of health information, and advertisers, merchants and manufacturers must perceive us as an effective marketing and sales channel for their products and services. In addition, this community must also view us as financially stable. If our marketing efforts are not productive or if we cannot strengthen our brand, our website would receive a lower level of user traffic, and we may experience a decline in the number of advertisers, content providers and sponsors who support our website as a result. In addition, a key element of our strategy to establish, maintain and strengthen our brand is to encourage consumers to associate us with Dr. C. Everett Koop. We believe that consumers consider Dr. C. Everett Koop to be a trustworthy and credible leader in the healthcare field, although at times he has been at the center of controversy on various healthcare-related issues. We cannot assure you, however, that Dr. C. Everett Koop will maintain this reputation, and any damage to his reputation may reduce the commercial viability of our brand. In addition, if our relationship with Dr. C. Everett Koop terminates for any reason, we would need to change the name of our website and our business, and devote substantial resources towards building a new marketing and brand strategy.

 Key elements of our marketing and brand building strategies are dependent on our relationship with Dr. C. Everett Koop.

   A key element of our strategy is to associate our company with former U.S. Surgeon General C. Everett Koop, Chairman of the Board of our company and a person who we believe is viewed by consumers as a trustworthy and credible leader in the healthcare field. We are a party to a Second Amended and Restated Name and Likeness Agreement, dated June 22, 2000, with Dr. C. Everett Koop which permits us to use his image, name and likeness in connection with health-related services and products. Under this agreement, our use of Dr. C. Everett Koop's name, image or likeness is subject to his prior written approval of the resulting products, although he may not unreasonably withhold his approval. As consideration for this extension of the Dr. Koop agreement and the previous amendment completed in August 1999, we granted Dr. C. Everett Koop options to purchase 214,400 shares of our common stock for an exercise price of $17.88 per share and options to purchase 1,000 shares of our common stock at an exercise price of $1.50 per share. The Dr. Koop agreement is exclusive and for a term of seven years, subject to automatic renewal for additional five-year terms unless it is terminated by either party not more than 270 and not less than 180 days before the end of each term. If the Dr. Koop agreement is terminated other than due to a breach or default by us, we have the right to use the name, image or likeness of Dr. C. Everett Koop on a non-exclusive basis, potentially with other users of his name and likeness. Additionally, we would have the right to use the name, image or likeness of Dr. C. Everett

Koop on an exclusive basis, without competition from any other users of his name and likeness, with respect to any products or services involving or related to Internet-based health information, healthcare related software services and products, or electronic commerce for a period of five (5) years after the termination of the Dr. Koop agreement. Furthermore, Dr. C. Everett Koop's name, image or likeness may not be licensed or otherwise conveyed to any direct competitor. If we default in our obligations and do not promptly cure the default, Dr. C. Everett Koop may terminate the Dr. Koop agreement, no rebranding period will apply and we would lose all rights to use Dr. C. Everett Koop's name, image and likeness on the 90th day after such termination. Dr. C. Everett Koop may also terminate the Dr. Koop agreement under certain circumstances upon a change in control of our company to which Dr. Koop does not give his prior consent, in which event the agreement automatically terminates and all rights in the Koop name granted under the agreement immediately revert to Dr. Koop.

   If our agreement with Dr. C. Everett Koop were terminated prior to the end of its current term or not renewed at the end of its current term, we would need to change the name of our website and devote substantial resources towards building a new marketing and brand strategy. Without our ability to use
Dr. C. Everett Koop's name and likeness or Dr. C. Everett Koop's participation in our business, we may not be able to continue to attract a significant amount of user traffic and advertisers to our website. If Dr. C. Everett Koop ends his affiliation with our company, we could suffer a significant loss of credibility and trust with health consumers as a result. Any development that would cause Dr. C. Everett Koop to exercise his right to terminate his relationship with our company or which otherwise would cause us to lose the benefits of our affiliation with him may cause our business, results of operation and financial condition to suffer. We do not maintain "key person" life insurance for Dr. C. Everett Koop or any of our personnel.

 We have materially amended our major contracts which may result in reduced traffic to our website.

   On April 9, 1999 we entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, under which we became the exclusive provider of health and related content on three websites of the GO Network. Under the Infoseek agreement, drkoop.com was also the premier health content provider for ABCNews.com. The term of these agreements was for three years and they called for the payment of an aggregate of $57.9 million in cash over three years. We also issued warrants to acquire 775,000 shares of our common stock at an exercise price of $8.60 per share. Additionally, on July 1, 1999 we entered into agreements with America Online, Inc. under which we became the premier health content provider across five AOL brands: America Online, CompuServe, AOL.com, Netscape Netcenter and Digital City. The term of the agreement was for four years for cash payments of $89 million, plus fully vested and performance-based warrants to purchase shares of our common stock. These transactions were premised on the assumption that the traffic we would obtain from these arrangements would permit us to earn revenues greater than the payments made to them. These assumptions proved to be untrue, and since we were unsuccessful in generating sufficient revenues to offset these expenditures, we renegotiated these agreements. Both of these agreements were renegotiated in April 2000. The terms of these renegotiations are described generally in our Form 8-K dated April 25, 2000 and our Form 10-Q for the quarter ended March 31, 2000 which are incorporated by reference herein.

   Due to our renegotiation, the carriage of our service on the GO.com sites has ended. Our relationship with AOL, as renegotiated, no longer entitles us to premier status and runs through April 2001. Traffic from AOL varies widely, but can be significant particularly when AOL elects to promote or give prominent placement to one of our interactive tools or to a news story or feature on our website. We and AOL also remain party to a separate contract for which we were paid $8.0 million in advance which imposes obligations on us relating to the development of a personal medical record tool and which could be terminated if our carriage agreement is terminated, resulting in potential financial penalties.

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

 In order to attract and retain our audience of users, we must provide health content, tools and other features, which meet the changing demands of those users.

   One of our fundamental business objectives is for drkoop.com to be a trusted source for health information and services. As with any form of media that depends on consumer usage and interest, we have to provide editorial content and other features such as interactive tools between a user and our website that users demand in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our editorial content, interactive tools and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. Competition for content has increased the fees charged by high quality content providers and we expect this trend to continue. The addition of new features will also require that we continue to improve the technology underlying our website. These requirements are significant, and we may fail to execute on them quickly and efficiently. If we fail to expand the breadth of our offerings quickly, or these offerings fail to achieve market acceptance, our business will suffer significantly as a result of decreased consumer interest in our website and a reduction in advertising and sponsorship revenues.

 Our business model relies on Internet advertising and sponsorship activities, which may not be an effective or profitable marketing media and may create a perceived conflict of interest issue.

   Although our revised business plan focuses on sources of service in addition to advertising, our future continues to depend in part on increased use of the Internet as an advertising medium. We expect to derive a substantial portion of our revenues from advertising and sponsorships. The Internet advertising market is new and rapidly evolving, and we cannot yet predict its effectiveness as compared to traditional media advertising. As a result, demand and market acceptance for Internet advertising solutions remains uncertain. Most of our current or potential advertising customers have little or no experience advertising over the Internet and have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our ability to generate advertising revenues would suffer. Further, our relationship with advertisers and sponsors could be perceived as a conflict of interest by users regardless of the safeguards put in place to segregate our editorial and commercial activities.

   Companies use various pricing models to sell advertising on the Internet. For example, some arrangements rely on the display of an "impression" to a user, while others require that the user gain access to the advertiser's website by clicking on a direct link located on our website. It is difficult to predict which, if either, will emerge as the industry standard, thereby making it difficult to project our future advertising rates and revenues. Our advertising revenues could also suffer in the same way if we are unable to adapt to new forms of Internet advertising. Moreover, "filter" software programs have become available in the marketplace that filter, limit or prevent advertising from being delivered to an Internet user's computer. Widespread adoption of this software could halt the commercial viability of Internet advertising.

 In order to execute our growth plan we must attract, retain and motivate highly skilled employees, and we face significant competition from other Internet and new media companies in doing so.

   Our ability to execute our growth plan and be successful also depends on our continuing ability to attract, retain and motivate highly skilled employees. In addition to Dr. C. Everett Koop, Chairman of the Board, we depend on the continued services of key board members, our senior management and other personnel. Competition for personnel throughout the Internet and related new-media industry is intense. We have faced particular challenges recently in light of our well publicized difficulty obtaining funds and capital, our low stock price which has fallen below the exercise price of many of the stock options granted to employees and a very competitive labor market for high technology workers. Recently, a significant number of our employees have been terminated in cost cutting efforts or voluntarily departed to pursue other opportunities. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, we will experience difficulty in sustaining the level and quality of our business.

 We depend on third-party relationships, many of which are short-term or terminable, to generate advertising and provide us with content.

   We depend, and will continue to depend, on a number of third-party relationships to increase traffic on www.drkoop.com and www.drdrew.com and generate advertising and other revenues. Outside parties on which we depend include unrelated website operators that provide links to drkoop.com, providers of health content and portals which provide us with the ability to operate and run our websites. Many of our arrangements with third-party Internet sites and other third-party service providers are not exclusive and are short-term or may be terminated at any time by either party. We cannot assure you that third parties regard our relationship with them as important to their own respective businesses and operations. They may reassess their commitment to us at any time in the future and may develop their own competitive services or products.

   We intend to produce only a portion of the health content that will be found on the drkoop.com network. We will rely on third-party organizations that have the appropriate expertise, technical capability, name recognition, reputation for integrity and willingness to syndicate product content for branding and distribution by others. Several key content relationships are up for renewal in the next year, including the name and likeness agreement with Dr. Nancy Snyderman, dated May 31, 2001, and the content agreement for the Drug Checker feature on our website. Failure to renew existing content relationships may result in a competitor acquiring a key content provider on an exclusive basis. This could make the drkoop.com network less attractive or useful for an end user, which could reduce our advertising and e-commerce revenues.

   We cannot assure you that we will be able to maintain relationships with third parties that supply us with content, carriage, software or related products or services that are crucial to our success, or that such content, software, products or services will be able to sustain any third-party claims or rights against their use. Also, we cannot assure you that the content, software, products or services of those companies that provide access or links to our website will achieve market acceptance or commercial success. As a result, our existing relationships might not result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for us.

 If our ability to expand our network infrastructure is constrained in any way we could lose customers and suffer damage to our operating results.

   Presently, a relatively limited number of consumers use our website. We must continue to expand and adapt our network infrastructure to accommodate additional users, increased transaction volumes and changing consumer and customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the use of our website or to expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to instead use the online services of our competitors.

   Many of our service agreements, such as those with our online community's partners, contain performance standards. If we fail to meet these standards, our customers could terminate their agreements with us or require that we refund part or all of the license fees. The loss of any of our service agreements and/or associated revenues would directly and significantly impact our business. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers' changing needs on a timely basis, at a commercially reasonable cost, or at all.

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

 We may have liability for information we provide on our website or which is accessed from our website.

   Because users of our website access health content and services relating to a condition they may have or may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the past. Privacy concerns have also resulted in recent actions by the Federal Trade Commission and other government agencies. Others could also sue us for the content and services that are accessible from our website through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. While our agreements, including those with content providers, in some cases provide that we will be indemnified against such liabilities, such indemnification, if available, may not be adequate. Our insurance may not adequately protect us against these types of claims. Further, our business is based on establishing the drkoop.com network as a trustworthy and dependable provider of health information and services. Allegations of impropriety, even if unfounded, could therefore damage our reputation and our business.

 Any failure or inability to protect our intellectual property rights could adversely affect our ability to establish our brand.

   Our intellectual property is important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. Registrations are pending for the trademark "drkoop.com," as well as other services and trademarks which incorporate the Dr. Koop name. Our right to use the Dr. Koop name is granted to us under an agreement with Dr. C. Everett Koop. If we lose our right to use the Dr. Koop name, we would be forced to change our corporate name and adopt a new domain name. These changes could confuse current and potential customers and would adversely impact our business. We also rely on a variety of technologies that are licensed from third parties, including our database and Internet server software, which is used in the drkoop.com website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future.

 We do not expect to pay dividends on our common stock, and investors should not buy our common stock expecting to receive dividends.

   We have never declared or paid any cash dividends on our common stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future except to the extent required by the terms of our preferred stock. Investors should not purchase our common stock with the expectation of receiving dividends.

 Certain anti-takeover provisions in our charter and in our contracts could delay or prevent an acquisition of our company, even if such an acquisition would be beneficial to our stockholders.

   Certain provisions of our certificate of incorporation, our bylaws, Delaware law and material contracts to which we are party could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

   Specifically, Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions include:

  . Our board is classified into three classes of directors as nearly equal in size as possible with staggered three year-terms.

  . The authority of our board to issue up to 15,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval.

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

  . All stockholder actions must be effected at a duly called meeting of stockholders and not by written consent.

  . Special meetings of the stockholders may be called only by the Chairman of the Board, our Chief Executive Officer or the board.

  . We are required to indemnify officers and directors against certain losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Additionally, we are subject to the Delaware anti-takeover laws regulating corporate takeovers. In general, these anti-takeover laws prohibit a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is one that is approved by the statute. The statute provides that a "business combination" includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or owned 15% or more of the corporation's voting stock. These laws could prohibit or delay mergers, other takeovers or a change of control of drkoop.com and may discourage attempts by other companies to acquire us, which could negatively impact our stock's market price or lessen any premium or market price that an acquirer might otherwise pay.

 Our business may face additional risks and uncertainties not presently known to us, which could cause our business to suffer.

   In addition to the risks specifically identified in this section or elsewhere in this report, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial which ultimately impair our business, results of operations and financial condition.

Risks Related to Our Industry

 Consumers and the healthcare industry must accept the Internet as a source of health content and services for our business model to be successful.

   To be successful, we must attract to our network a significant number of consumers as well as other participants in the health industry. To date, consumers have generally looked to healthcare professionals as their principal source for health and wellness information. Our business model assumes that consumers will use health information available on our network, that consumers will access important health needs through electronic commerce using our website, and that local healthcare organizations and other participants in the healthcare industry will affiliate with us. Our business model also assumes that the services provided by our network will be supported in part by advertising, sponsorship and similar activities purchased by companies with commercial interests in the healthcare industry and that this practice will be accepted by consumers. Our business model is not yet proven and we have not reached break-even as to earnings or cash flow.

 The Internet industry is highly competitive and changing rapidly, and we may not have the resources to compete adequately.

   The number of Internet websites offering users health content, products and services is vast and increasing at a rapid rate. These companies compete with us for users, advertisers, e-commerce transactions and other sources of online revenues. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for health consumers will continue to increase as the Internet develops as a communication and commercial medium. We compete directly for users, advertisers, e-commerce merchants, syndication partners and other affiliates with numerous Internet and non-Internet businesses, including:

  . health-related online services or websites targeted at consumers, such as healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org; mediconsult.com, onhealth.com, thriveonline.com and webmd.com;

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

  . online and Internet portal companies, such as America Online, Inc.;
    Microsoft Network; Yahoo! Inc.; Excite@Home, Inc.; Lycos Corporation and GO.com which commonly distribute multiple sources of health data;

  . electronic merchants and conventional retailers that provide health goods and services competitive to those available from links on our website;

  . hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payers which offer healthcare information through the Internet; and

  . healthcare information technology organizations such as Healtheon/WebMD, CareInSite, Cerner, IDX and Eclipsys.

   Many of these potential competitors are likely to enjoy substantial competitive advantages compared to our company, including:

  . the ability to offer a wider array of online products and services;

  . larger production and technical staffs;

  . greater name recognition and larger marketing budgets and resources;

  . larger customer and user bases; and

  . substantially greater financial, technical and other resources.

   To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our distribution, sales and marketing channels. We must also meet or exceed evolving consumer expectations and competitive standards regarding medical ethics, Internet ethics and privacy concerns. Increased competition could result in a loss of our market share or a reduction in our prices or margins. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services or consolidate with each other.

 Since we operate an Internet-based network, our business is subject to government regulation relating to the Internet, which could impair our operations.

   Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the Internet covering such areas as user privacy, pricing, content, taxation, copyright protection, distribution and characteristics and quality of production and services.

   Since we operate a health network over the Internet, our business is subject to government regulation specifically relating to medical devices, the practice of medicine and pharmacology, healthcare regulation, insurance and other matters unique to the healthcare area.

   Laws and regulations have been or may be adopted with respect to the provision of health-related products and services online, covering areas such as:

  . the regulation of medical devices;

  . the practice of medicine and pharmacology and the sale of controlled products such as pharmaceuticals online;

  . the regulation of government and third-party cost reimbursement; and

  . the regulation of insurance sales.

   FDA Regulation of Medical Devices. The U.S. government considers some computer applications and software to be medical devices and subject these medical devices and applications to regulation by the United

States Food and Drug Administration. We do not believe that the FDA will regulate our current applications or services; however, our applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of new applications or services.

   Regulation of the Practice of Medicine and Pharmacology. The practice of medicine and pharmacology requires licensing under applicable state law. We have endeavored to structure our website and affiliate relationships to avoid violation of state licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could impact our business by resulting in lawsuits or otherwise requiring that we substantially change our business to comply with these statutes. If we were required to comply with these licensing statutes, compliance could be costly or not possible. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our current general liability insurance policy.

   Federal and State Healthcare Regulation. We earn a service fee when users on our website purchase prescription pharmacy products from certain of our e-commerce partners. The fee is not based on the value of the sales transaction. Federal and state "anti-kickback" laws prohibit granting or receiving referral fees in connection with sales of pharmacy products that are reimbursable under federal Medicare and Medicaid programs and other reimbursement programs. Although there is uncertainty regarding the applicability of these regulations to our e-commerce revenue strategy, we believe that the service fees we receive from our e-commerce partners are for the primary purpose of marketing and do not constitute payments that would violate federal or state "anti-kickback" laws. However, if our program were deemed to be inconsistent with federal or state law, we could face criminal or civil penalties. Further, we would be required either not to accept any transactions which are subject to reimbursement under federal or state healthcare programs or to restructure our compensation to comply with any applicable anti-kickback laws or regulations. In addition, similar laws in several states apply not only to government reimbursement but also to reimbursement by private insurers. If our activities were deemed to violate any of these laws or regulations, it could cause our business, results of operations and financial condition to suffer.

   State Insurance Regulation. In addition, we market insurance online, offered by unrelated third parties, and receive referral fees from those providers in connection with this activity. The use of the Internet in the marketing of insurance products is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to our activities. We have not sought or received a license under any state's insurance laws. If we were required to comply with such licensing laws, compliance could be costly or not possible.

 There is no established market for the consumer health e-commerce transactions we facilitate.

   We plan to develop relationships with retailers, manufacturers and other providers to offer health products and services through direct links from our website to their website. Such a strategy involves numerous risks and uncertainties. There is no established business model for the sale of health products or services over the Internet. Accordingly, we have limited experience in the sale of products and services online and the development of relationships with retailers, manufacturers or other providers of such products and services, and we cannot predict the rate at which consumers will elect to engage in this form of commerce or the compensation that we will receive for enabling these transactions.

   Consumers may sue us if any of the products or services that are sold through our website are defective, fail to perform properly or injure the user, even if such goods and services are provided by unrelated third parties. Some of our agreements with manufacturers, retailers and other providers contain provisions intended to limit our exposure to liability claims. These limitations may not, however, prevent all potential claims, and our insurance may not adequately protect us from these types of claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

 Internet capacity constraints may impair the ability of consumers to access our website, which could hinder our ability to generate advertising revenues.

   Our success will depend, in large part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial medium because of:

  . inadequate development of the necessary infrastructure such as a reliable network backbone;

  . timely development of complementary products such as high speed modems;

  . delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; or

  . increased government regulation.

   If the Internet continues to experience significant growth in the number of users and the level of use, then the current structure of the Internet may not be able to continue to support the demands placed on it.

 Our business is dependent on the continuous, reliable and secure operation of our website and related tools and functions we provide as well as the Internet generally.

   We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers and related hardware and software. Recently, several large Internet commerce companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. There have also been recent incidents involving significant disruptions to websites and the Internet generally by hackers through computer viruses, denial of service attacks or similar actions which compromise network security and reliability or damage the personal computer and networks of users. We have also suffered service outages from time to time, although to date none of these interruptions has significantly harmed our business operations or financial condition. To the extent that our service is interrupted, our users will be inconvenienced, our commercial customers will suffer from a loss in advertising or transaction delivery and our reputation may be diminished. Some of these outcomes could directly result in a reduction in our stock price, significant negative publicity and litigation. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not have full redundancy for all of our computer and telecommunications facilities and do not maintain a back-up data facility. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. We also depend on third parties to provide potential users with web browsers and Internet and online services necessary for access to our website. In the past, our users have occasionally experienced difficulties with Internet and other online services due to system failures, including failures unrelated to our systems. Any sustained disruption in Internet access provided by third parties could adversely impact our business for the same reasons as stated above.

 Growth of Internet businesses, particularly in the healthcare sector, may be impacted by privacy or security concerns.

   In February 2000, concerns about access to consumers' private data on the Internet were raised through published reports over whether or not practices of a large third-party ad serving corporation could result in individual consumers being identified by their Internet behavior. In response to these reports, we took immediate action, such as designating a Chief Privacy Officer, launching a privacy center which explains to consumers issues regarding privacy online, releasing a more detailed policy statement, removing personal data "cookies" on all third party ads, and severing our business relationship with DoubleClick for the use of its "Dart" third-party ad server which was replaced by an in-house ad serving solution. In December 1999, we helped form a consortium of over a dozen eHealth companies called Health Internet Ethics dedicated to adopting "best practice standards" for companies in the sector. The group ratified and released privacy policies related to content, advertising, electronic commerce, and connectivity in the second quarter of 2000. We retain confidential customer information in our database, and there is no way of determining whether or not usage of health websites may be adversely impacted by such concerns. While our privacy policy makes clear that no individual user data will be shared without an individual's express written consent, it is critical that the facilities and infrastructure which allows the company to enforce this policy remain secure and is perceived by consumers to be secure. Despite the implementation of privacy or security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. Security and privacy are important concerns for our company especially as we develop additional interactive tools which retain private user data on our system, and any perception that this personal data is not private and secure would likely be a severe public relations problem for our company and our brand.

Risks Relating to This Offering

 Our stock price could fluctuate widely in response to various factors, many of which are beyond our control.

   The market price of our common stock is likely to be highly volatile as the stock market in general has been highly volatile. In particular, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of these companies. Factors that could cause fluctuations in the stock price may include, among other things:

  . actual or anticipated variations in our quarterly operating results;

  . announcements of technological innovations, new products or new services by us or our competitors;

  . conditions or trends in our industry;

  . changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or strategic initiatives;

  . capital commitments;

  . additions or departures of key personnel;

  . future equity or debt offerings or announcements of such offerings; and

  . general market and economic conditions.

   Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

 Substantial sales of our common stock by our existing stockholders could cause our stock price to fall.

   The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. As of March 16, 2001, we have 39,919,481 shares of common stock outstanding and 108,567,464 shares issuable upon exercise of outstanding warrants to purchase our common stock and securities convertible into shares of our common stock. Of these shares, 127,034,165 shares, upon conversion or exercise of outstanding preferred stock and warrants, will be registered under the Securities Act and will be freely tradeable without restriction or further registration under the Securities Act upon the effectiveness of the registration statement to which this prospectus relates and of the registration statement we have filed on the date hereof with the SEC relating to certain other shares of our common stock. In addition, options to purchase up to 32,816,726 shares of our common stock are outstanding as of March 16, 2001, under our 1997 Stock Option Plan, 1999 Equity Participation Plan, 2000 Non-Qualified Stock Option Plan, and 2000 Equity Participation Plan. We have registered or expect to register with the SEC all of the shares of our common stock underlying these options.

 After this offering, our officers, directors and significant stockholders can act together to substantially influence our business and policies and delay or prevent a change in control of our company.

   Our executive officers and directors beneficially own approximately 53.4% of our outstanding common stock, assuming conversion of shares of our preferred stock and exercise of warrants to purchase common stock held by such executive officers and directors. These stockholders may be able to exercise control over matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing an acquisition or change of control of drkoop.com, which could negatively impact our stock price or lessen any premium or market price that an acquirer might otherwise pay.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains, and incorporates by reference, forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. The factors listed in the section captioned "Risk Factors" as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

   We will not receive any proceeds upon from the sale of the common stock offered by the selling stockholders for their own account.

   We will receive the exercise price of any warrants to purchase shares of our common stock that are being registered pursuant to the Registration Statement to which this prospectus relates that may be exercised by the selling stockholders, but they are under no obligation to exercise. Although the selling stockholders may exercise of their warrants without making any cash payments to us, the selling stockholders may elect to make cash payments in connection with their exercise of the warrants. Assuming exercise of all of the warrants and the selling stockholders' election of a cash payment in connection with their exercise of all of such warrants, the estimated net proceeds from the exercise of such warrants to purchase shares of our common stock that are being registered pursuant to the registration statement to which this prospectus relates would be $9,747,650.70. We intend to use any proceeds, if any, from the exercise of the warrants for general corporate purposes and working capital.

                              SELLING STOCKHOLDERS

   The 106,050,425 shares of our common stock which may be offered under this prospectus are, to our knowledge, beneficially owned by the selling stockholders listed in the table below. All of the shares of common stock offered by this prospectus are being offered by the selling stockholders for their own accounts. Because the selling stockholders may sell all, some or none of the shares covered by this prospectus, and there are currently no agreements, arrangements or understandings with respect to the sale of any shares, we cannot estimate the number of shares or the percentage or outstanding shares of common stock, that will be held by any of them upon termination of any of the sales.

   This prospectus also covers any additional shares of common stock which become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

   The following table identifies each selling stockholder and sets forth information to our knowledge as of the date of this prospectus with respect to the number of shares of common stock which may be offered under this prospectus from time to time by each selling stockholder. This information includes shares obtainable upon conversion or exercise of shares of preferred stock and related investment warrants, which are currently convertible or exercisable into shares of common stock. Except as otherwise indicated, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 39,919,481 shares of common stock outstanding on March 16, 2001.

                            Number of Shares       Number of Shares     Percentage of
                           Common Stock Hereby       Common Stock        Common Stock
  Selling Stockholder     Registered for Sale** Beneficially Owned(1)** Outstanding(1)
  -------------------     --------------------- ----------------------- --------------
Highview Ventures,
 LLC(2).................        1,571,428              4,714,285             10.6%
Prime Ventures, LLC(3)..        3,142,857              3,142,857              7.3%
J.F. Shea Co., Inc.(4)..        8,571,429              8,571,429             17.7%
Edwin M. Cooperman(5)...          148,785                148,785                *
Marshall S. Geller(6)...        2,804,327              2,804,327              6.6%
Interfase Capital
 Partners, IV, LP(7)....        5,714,286              5,714,286             12.6%
Vandeman Holdings
 LLC(8).................          902,163                902,163              2.2%
Joseph P. Wynne(9)......           94,794                 94,794                *
Commonwealth Associates,
 L.P.(10)...............        3,411,028              3,411,028             13.4%
ComVest Venture
 Partners, LP(11).......       19,071,429             19,071,429             32.4%
RMC Capital, LLC(12)....        5,714,286              5,714,286             12.6%
Flynn Corporation(13)...        2,857,142              2,857,142              6.7%
Gallagher
 Corporation(13)........        2,857,142              2,857,142              6.7%
Adventist Health System
 Sunbelt Healthcare
 Corporation(14)........          200,000              3,223,269              8.1%
Thomas Ahn..............          142,857                142,857                *
Charles A. Barnes, Jr. &
 Richard Abrams, as
 Tenants in Common......          142,857                142,857                *
BNB Investments
 Associates, LP(15).....          785,714                785,714              1.9%
Mody K. Boatright & Tom
 P. Briggs, as Tenants
 in Common..............          142,857                142,857                *
Michael Bollag(16)......        1,373,591              1,373,591              3.3%
William L. Brennan,
 Jr. ...................          142,857                142,857                *
Thomas J. Brigl & Brenda
 J. Brigl, as Joint
 Tenants................          142,857                142,857                *

                            Number of Shares    Number of Shares Common Percentage of
                           Common Stock Hereby           Stock           Common Stock
  Selling Stockholder     Registered for Sale** Beneficially Owned(1)** Outstanding(1)
  -------------------     --------------------- ----------------------- --------------
J.A. Cardwell...........         142,857                142,857                *
Daphne Astor's
 Grandchildren's Trust..          71,429                 71,429                *
Credit Suisse First
 Boston F/B/O Donald G.
 Drapkin IRA............         285,714                285,714                *
DW Trustees (BVI) Ltd.
 F/B/O Rectory Farm
 Settlement--Children's
 Fund...................          71,429                 71,429                *
DW Trustees (BVI) Ltd.
 F/B/O Rectory Farm
 Settlement--Main Fund..         142,857                142,857                *
Gerald B. Cramer 1999
 Qualified Annuity
 Trust(17)..............         550,000                550,000              1.4%
Gerald B. Cramer CiCi
 1999 Annuity
 Trust(18)..............         550,000                550,000              1.4%
Gerald B. Cramer 1998
 Qualified Annuity
 Trust(19)..............         550,000                550,000              1.4%
Robert A. Giannini(20)..         157,143                157,143                *
David M. Glassman
 Trustee, InterVivos
 Declaration of Trust,
 4/10/74(21)............         168,788                168,788                *
Mark Goldberg & Joanna
 B. Goldberg, as Joint
 Tenants................         142,857                142,857                *
Barry W. Gray(22).......         188,290                188,290                *
Eric A. Gray............         142,857                142,857                *
GSI Group...............         142,857                142,857                *
Philippe M. Hartl.......         142,857                142,857                *
Harvard Developments,
 Inc....................         142,857                142,857                *
Thomas E. Hodapp........         500,000                500,000              1.3%
Michael K. Hoover.......         428,571                428,571              1.1%
Jalvida Associates(23)..         330,000                330,000                *
Kanodia Partners, LP....         285,714                285,714                *
Thomas R. Kelley........         142,857                142,857                *
Brad Krevoy(24).........         451,082                451,082              1.1%
Richard A. Krim.........         157,143                157,143                *
Lions Investment Ltd. ..         714,285                714,285              1.8%
Loder Family Trust, DTD
 6/25/93................         285,714                285,714                *
Mark F. Matthews........         142,857                142,857                *
Lawrence W. McGary......         142,857                142,857                *
Melvin Plutsky Living
 Trust, DTD 2/11/93.....         142,857                142,857                *
MRL Astor Expectancy
 Trust..................         142,857                142,857                *
Opposite Jed(25)........          78,572                 78,572                *
Pamela Equities,
 Inc.(26)...............         686,796                686,796              1.7%
Garo A. Partoyan........         142,857                142,857                *
Barry Poffenroth........         142,857                142,857                *
Prime Goldfish,
 LLC(27)................         811,948                811,948              2.0%
Scott S. Prince.........         285,714                285,714                *
Profit Concepts, Ltd. ..         285,714                285,714                *
PWAD, LLC...............         285,714                285,714                *
Rush and Company........         214,286                214,286                *
Ratner Family
 Partnership, DTD
 6/10/99................         142,857                142,857                *
Mark Reichenbaum........         328,571                328,571                *
Edward J. Rosenthal
 Profit Sharing(28).....         348,632                348,632                *
Joseph F. Rice..........         142,857                142,857                *

                            Number of Shares    Number of Shares Common Percentage of
                           Common Stock Hereby           Stock           Common Stock
  Selling Stockholder     Registered for Sale** Beneficially Owned(1)** Outstanding(1)
  -------------------     --------------------- ----------------------- --------------
Richard Ross & Gail
 Ross, as Joint
 Tenants(29)............          203,723                203,723               *
William A. Rosser &
 Karen S. Westrell, as
 Joint Tenants..........          142,857                142,857               *
Kacy Rozelle & Marcia
 Rozelle, as Joint
 Tenants(30)............          337,575                337,575               *
Alan J. Rubin...........          142,857                142,857               *
David G. Sanderson(31)..          157,143                157,143               *
Wexford Clearing Corp.
 as C/F William Schoen
 IRA....................          142,857                142,857               *
Skat Capital, LP(32)....          440,000                440,000             1.1%
Michael Smook...........          142,857                142,857               *
Roger F. Stacey.........          142,857                142,857               *
Sybesma Research, LLC...          142,857                142,857               *
Alvaro Tafur............          142,857                142,857               *
Bryon Voigt & Jacelyn
 Voigt, as Joint
 Tenants................          142,857                142,857               *
Stephen J. Warner.......          142,857                142,857               *
Gregory J. Wiviott,
 Trustee, of The Gregory
 J. Wiviott Trust, DTD
 6/10/96(33)............          372,510                372,510               *
Jay L. Wiviott, Trustee,
 of the Jay L. & Teresa
 M. Wiviott Family
 Trust, Separate Trust
 Estate for Jay L.
 Wiviott(34)............          372,510                372,510               *
Abrams XI Partnership...          285,714                285,714               *
A.C. Israel Enterprises,
 Inc.(35)...............        1,506,318              1,506,318             3.7%
Michael Barsa & Mona
 Barsa, as Joint
 Tenants................          171,428                171,428               *
Bald Eagle Fund, Ltd. ..          101,714                101,714               *
Thomas Bauer & Paula S.
 Bauer, as Joint
 Tenants................          142,857                142,857               *
Ben Joseph Partners.....          285,714                285,714               *
John Beiser & Maureen
 Beiser, as Joint
 Tenants................          142,857                142,857               *
Robert A. Berlacher &
 Julie T. Berlacher, as
 Tenants by Entirety....          300,000                300,000               *
Brohome Ltd. Retirement
 Benefit Scheme.........          142,857                142,857               *
Stephen J. Bishop.......          142,857                142,857               *
Ronald B. Booth.........          142,857                142,857               *
C.E. Unterberg, Towbin
 Capital Partners I,
 LP.....................          285,714                285,714               *
James A. Cardwell, Jr...          142,857                142,857               *
Anders Carlegren........          142,857                142,857               *
David Chazen............          428,571                428,571             1.1%
Dr. David Cohen.........          285,714                285,714               *
Lawrence Cohen(36)......          162,965                162,965               *
Tim Collier & Connie
 Collier, as Joint
 Tenants................          142,857                142,857               *
Conzett Europa Invest
 Ltd....................          500,000                500,000             1.3%
Cranshire Capital, LP...          714,285                714,285             1.8%
Crescent International
 Ltd. c/o Greenlight
 SA.....................        1,428,570              1,428,570             3.5%
Veerendra Vibhu Durgam &
 Poornima Vibhu Durgam,
 as Joint Tenants.......          142,857                142,857               *
EDJ Limited.............          285,714                285,714               *
Esset Partnership.......          142,857                142,857               *
Joseph Esformes.........          285,714                285,714               *
David P. Faxon, Jr......          142,857                142,857               *

                            Number of Shares    Number of Shares Common Percentage of
                           Common Stock Hereby           Stock           Common Stock
  Selling Stockholder     Registered for Sale** Beneficially Owned(1)** Outstanding(1)
  -------------------     --------------------- ----------------------- --------------
Stephen and Silvana
 Giordanella, as Joint
 Tenants................          142,857                142,857               *
Howard Gittis...........          285,714                285,714               *
Paul D. Goldenheim......          285,714                285,714               *
Jacob Goldfield.........          285,714                285,714               *
Noam Gottesman &
 Geraldine Gottesman, as
 Joint Tenants..........        1,428,570              1,428,570             3.5%
H.D. Haley..............          214,286                214,286               *
Harvard Investments,
 Inc....................          999,999                999,999             2.5%
Carol R. Hill Spousal
 Trust..................        1,714,284              1,714,284             4.1%
Neal D. Holtvogt........          142,857                142,857               *
Inter Family
 Investments, Inc. .....          142,857                142,857               *
Intercontinental
 Investment Services,
 Inc....................          142,857                142,857               *
Thomas C. Israel(37)....          188,290                188,290               *
Peggy Jordan............          285,714                285,714               *
Robert W. Kasten, Jr....          142,857                142,857               *
Thomas Keeney...........          142,857                142,857               *
Kensington Partners,
 LP.....................          442,285                442,285               *
Kensington Partners II,
 LP.....................           27,429                 27,429               *
Garth A. Koniver........          142,857                142,857               *
Andrew Kyle & Sharisse
 Kyle, as Joint
 Tenants................          285,714                285,714               *
Lancaster Investment
 Partners...............          999,999                999,999             2.5%
Peter Latour(41)........           99,446                 99,446               *
Liu, Zhi Cai............          214,286                214,286               *
John Luck...............          142,857                142,857               *
William T. McCaffrey....          285,714                285,714               *
Greg Manocherian........           71,429                 71,429               *
John A. Martell.........          285,714                285,714               *
Leo F. Mazzocchi & Nancy
 T. Mazzocchi, as Joint
 Tenants................          142,857                142,857               *
Stanley Merves..........          142,857                142,857               *
F. Andrew Morfesis &
 Gail Morfesis, as Joint
 Tenants................          142,857                142,857               *
Lloyd A. Moriber........          142,857                142,857               *
David Morley............          285,714                285,714               *
Amy Newmark.............          142,857                142,857               *
North Olmsted Partners,
 LP.....................          285,714                285,714               *
Samuel R. Nussbaum......          142,857                142,857               *
Daniel S. Och...........          714,285                714,285             1.8%
Robert O'Sullivan (43)..          246,104                246,104               *
Peter Palmieri & Mary
 Ann DiMonda, as Tenants
 in Common..............           57,143                 57,143               *
Paul F. Petrus..........          142,857                142,857               *
Porter Partners LP......          571,428                571,428             1.4%
Michael A. Poujol &
 Angela G. Poujol, as
 Joint Tenants..........          285,714                285,714               *
James A. Rasnick & Mary
 Ann Rasnick, as Joint
 Tenants................          142,857                142,857               *
Reese-Cole Partnership,
 Ltd. ..................          314,285                314,285               *
William Anthony Rice....          285,714                285,714               *

                            Number of Shares    Number of Shares Common Percentage of
                           Common Stock Hereby           Stock           Common Stock
  Selling Stockholder     Registered for Sale** Beneficially Owned(1)** Outstanding(1)
  -------------------     --------------------- ----------------------- --------------
James H. Rion, Jr.......          142,857                142,857                *
Lawrence Rodler.........          142,857                142,857                *
Martin Rosenblatt(44)...          157,143                157,143                *
Paul Russo..............          142,857                142,857                *
Herman Sandler..........          428,571                428,571              1.1%
Domenick G. Scaglione &
 Josephine Scaglione, as
 Joint Tenants..........          142,857                142,857                *
Wexford Clearing
 Services C/F Rodney
 Schorlemmer SEP DTD
 10/20/99...............          142,857                142,857                *
Charles F.A. Schroeder..          142,857                142,857                *
Gary Schultz & Barbara
 Schultz, as Joint
 Tenants................          142,857                142,857                *
John Serubo.............          142,857                142,857                *
Shagadelic Partners.....           71,429                 71,429                *
Kerry B. Skeen Revocable
 Trust..................          142,857                142,857                *
Kenneth B. Skolnick &
 Melissa Skolnick, as
 Joint Tenants..........          142,857                142,857                *
Robert J. Spencer.......          142,857                142,857                *
Dr. Stephen T. Skoly &
 Richard Ouellette, as
 Tenants in Common......          142,857                142,857                *
Walter F. Toombs........          142,857                142,857                *
Aizik Wolf & Robyn Wolf,
 as Joint Tenants.......          142,857                142,857                *
Fred Manocherian(38)....          157,143                157,143                *
NetStar Ventures,
 LLC(39)................          785,714                785,714              1.9%
Michael Falk(40)........        1,932,649             24,415,106             37.9%
Annie Falk(45)..........          200,000                200,000                *
Carl Kleidman(10).......          179,278                179,278                *
Anthony Giardina(10)....           31,856                 31,856                *
Basil Asciutto(10)......           23,711                 23,711                *
Bruce Glaser(10)........           74,279                 74,279                *
Beth Lipman(10).........           17,380                 17,380                *
Chris Ripley(10)........          500,000                500,000              1.2%
Michael Appelbaum(10)...           29,777                 29,777                *
Ron Bloom(10)...........           14,820                 14,820                *
Anne Falk(10)...........           13,605                 13,605                *
Jerome Messana(10)......           11,869                 11,869                *
Richard Campanella(10)..           11,856                 11,856                *
Peter Palmieri(10)......           20,844                 20,844                *
Brian Coventry(10)......            8,892                  8,892                *
Vladik Vainberg(10).....           17,370                 17,370                *
Scott Greiper(10).......           29,639                 29,639                *
Thom Waye(10)...........           29,639                 29,639                *
Philip R.
 Ladouceur(10)..........            5,928                  5,928                *
Richard Yalen(10).......            5,928                  5,928                *
Richard Rosenblatt(42)..            5,928              8,349,213             17.4%
Craig Blitz(10).........           11,166                 11,166                *
Susan Hoffman(10).......            7,500                  7,500                *
Constantine
 Potamianos(10).........            5,928                  5,928                *
Josh Landau(10).........            5,928                  5,928                *
Keith M.
 Rosenbloom(10).........          159,792                159,792                *

                            Number of Shares       Number of Shares     Percentage of
                           Common Stock Hereby       Common Stock        Common Stock
  Selling Stockholder     Registered for Sale** Beneficially Owned(1)** Outstanding(1)
  -------------------     --------------------- ----------------------- --------------
Harold Blue(10).........         153,571                153,571                *
Inder Tallur(10)........          88,918                 88,918                *
Ronald Moschetta(10)....          84,865                 84,865                *
Benjamin Bollag(10).....          58,225                 58,225                *
Somerville, LLC(10).....          58,225                 58,225                *
ComVest Capital Partners
 LLC(10)................         291,124                291,124                *
Emanual/Addington Living
 Trust(10)..............          29,112                 29,112                *
The Griffin Group,
 Inc.(10)...............          23,290                 23,290                *
Hutchison Family
 Trust(10)..............         174,674                174,674                *
Matthew Miller(10)......           5,822                  5,822                *
Northstar Capital(10)...         116,449                116,449                *
Tosetti Family
 Trust(10)..............         111,791                111,791                *
Malibu Ventures,
 LLC(10)................         116,449                116,449                *
Zafran Family
 Trust(10)..............          23,290                 23,290                *
Michael Klein(10).......          34,935                 34,935                *
Wolf Living Trust for
 Robert H. Wolf and
 Rebecca H. Wolf(10)....          23,290                 23,290                *
T-Trust Revocable Living
 Trust(10)..............          23,290                 23,290                *
Rovest Partnership(10)..          27,948                 27,948                *
Rosenthal Family
 Partnership(10)........           9,316                  9,316                *
Fred M. Filoon(10)......          11,645                 11,645                *
PJW, LLC(10)............          23,290                 23,290                *
William A. Voxman(10)...          15,372                 15,372                *
Christopher Burt(10)....           7,919                  7,919                *
Latham & Watkins(10)....          65,212                 65,212                *
Thomas and Wendy
 Cramer(10).............          23,290                 23,290                *
Daphna Cramer(10).......          34,935                 34,935                *
Gerald and Daphna Cramer
 Charitable Remainder
 Trust(10)..............          81,515                 81,515                *
Raskin/Cramer
 Partners(10)...........         103,640                103,640                *
CRM 1999 Enterprise Fund
 II, LLC(10)............         192,142                192,142                *
Cramer Rosenthal McGlynn
 LLC(10)................          20,961                 20,961                *
Irell & Manella
 LLP(10)................          20,961                 20,961                *
Edgewater Ventures
 LLC(10)................          23,290                 23,290                *
William and Marilyn
 Braunstein(10).........           5,822                  5,822                *
The Helen B. Glassman
 Revocable Trust
 Agreement(10)..........          11,645                 11,645                *
Robin Segaul(10)........           5,822                  5,822                *
Jennifer
 Rosenblatt(10).........          27,948                 27,948                *
Elizabeth Heller(10)....          93,160                 93,160                *
Joseph Ruszkiewicz(10)..          23,290                 23,290                *
Rosenblatt Family
 Trust(10)..............          46,580                 46,580                *
Adam Guttmann(10).......           9,316                  9,316                *

--------
  *  Represents less than 1% of the issued and outstanding shares.

 ** Unless otherwise noted in the table, the number of shares of common stock registered for sale hereunder and the number of shares beneficially owned consist of shares issuable upon conversion of shares of drkoop.com's Series D 8% convertible preferred stock.

 (1) Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities. Under the SEC's rules, shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of March 27, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Accordingly, for purposes of determining the beneficial ownership of common stock of a holder of preferred stock, such holder would be deemed to hold the number of shares of common stock into which such holder's shares of preferred stock are convertible, but no other shares of preferred stock would be treated as having been converted for purposes of the calculation. As a result, given the significant number of derivative securities that we have outstanding, each holder's percentage of common stock outstanding set forth above will overstate the percentage that such holder would have of all of our common stock calculated on a fully diluted basis.

 (2) The shares of common stock listed as beneficially owned consist of: (i) 2,857,143 shares of common stock issuable upon conversion of 100,000 shares of preferred stock issued to Prime Ventures; (ii) warrants to purchase 285,714 shares of common stock issued to Prime Ventures;
     (iii) 1,428,571 shares of common stock issuable upon conversion of 50,000 shares of preferred stock issued to Highview Ventures; and (iv) a warrant to purchase 142,857 shares of common stock issued to Highview Ventures. The shares of common stock listed as registered for sale hereby consist of the items listed in clauses (iii) and (iv) of the previous sentence. Mr. Rosenblatt, one of our directors, is the sole Managing Member of Highview Ventures and is a Managing Member of Prime Ventures. Highview Ventures, as the holder of a majority of the equity securities of Prime Ventures, has shared voting and dispositive power with respect to the securities issued to Prime Ventures.

 (3) The shares of common stock listed consist of: (i) 2,857,143 shares of common stock issuable upon conversion of 100,000 shares of preferred stock and (ii) warrants to purchase 285,714 shares of common stock.

 (4) The shares of common stock listed as beneficially owned by J.F. Shea Co., Inc. consist of shares issuable upon conversion of 300,000 shares of preferred stock.

 (5) The shares of common stock listed consist of: (i) 142,857 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 5,928 shares of common stock. Mr. Cooperman is one of our directors.

 (6) The shares of common stock listed consist of (i) 1,428,571 shares of common stock issuable upon conversion of 50,000 shares of preferred stock; and (ii) warrants to purchase 1,375,756 shares of common stock.

 (7) The shares of common stock listed consist of 5,714,286 shares issuable upon conversion of 200,000 shares of preferred stock purchased by Interfase Capital Partners IV, L.P., the general partner of which is Interfase Management LP, the general partner of which is Interfase Managers LLC, of which Mr. Hyten, one of our directors, is president. Mr. Hyten may be deemed to share voting and dispositive power with respect to such shares with such entities.

 (8) The shares of common stock listed consist of (i) 714,285 shares of common stock issuable upon conversion of 25,000 shares of preferred stock issued to Vandeman Holdings LLC; and (ii) warrants to purchase 187,878 shares of common stock issued to Vandeman Holdings LLC. Mr. Vandeman, one of our directors, is a Managing Member of Vandeman Holdings, LLC.

 (9) The shares of common stock listed consist of (i) 14,285 shares of common stock issuable upon conversion of 500 shares of preferred stock and (ii) warrants to purchase 80,508 shares of common stock issued to Mr. Wynne. Mr. Wynne is one of our directors.

(10) The shares of common stock listed represent shares issuable upon exercise of warrants.

(11) The shares listed consist of shares issuable upon conversion of 150,000 shares of preferred stock and warrants to purchase 14,785,714 shares of common stock of which ComVest Venture Partners, LP may be deemed the beneficial owner.

(12) The shares listed consist of shares issuable upon conversion of 200,000 shares of preferred stock.

(13) The number of shares listed consist of shares of common stock issuable upon conversion of 100,000 shares of preferred stock to each of Flynn Corporation and Gallagher Corporation in the private placement.

(14) The shares of common stock listed as beneficially owned by Adventist Health System Sunbelt Healthcare Corporation consist of (i) 3,023,269 shares of common stock and (ii) warrants to purchase 200,000 shares of common issued to Adventist. The number of shares of common stock registered for sale on behalf of Adventist excludes the shares of common stock listed in clause (i) above.

(15) The shares of common stock listed as beneficially owned by BNB Investment Associates consist of (i) 714,285 shares issuable upon conversion of 25,000 shares of preferred stock and (ii) warrants to purchase 71,429 shares of common stock issued to BNB Investment Associates.

(16) The shares of common stock listed as beneficially owned by Mr. Bollag consist of (i) 1,142,856 shares issuable upon conversion of 40,000 shares of preferred stock and (ii) warrants to purchase 230,735 shares of common stock issued to Mr. Bollag.

(17) The shares of common stock listed as beneficially owned by Gerald B. Cramer 1999 Qualified Annuity Trust consist of (i) 500,000 shares issuable upon conversion of 17,500 shares of preferred stock and (ii) warrants to purchase 50,000 shares of common stock issued to Gerald B. Cramer 1999 Qualified Annuity Trust.

(18) The shares of common stock listed as beneficially owned by Gerald B. Cramer CiCi 1999 Annuity Trust consist of (i) 500,000 shares issuable upon conversion of 17,500 shares of preferred stock and (ii) warrants to purchase 50,000 shares of common stock issued to Gerald B. Cramer CiCi 1999 Annuity Trust.

(19) The shares of common stock listed as beneficially owned by Gerald B. Cramer 1998 Qualified Annuity Trust consist of (i) 500,000 shares issuable upon conversion of 17,500 shares of preferred stock and (ii) warrants to purchase 50,000 shares of common stock issued to Gerald B. Cramer 1998 Qualified Annuity Trust.

(20) The shares of common stock listed as beneficially owned by Mr. Giannini consist of (i) 142,857 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 14,286 shares of common stock issued to Mr. Giannini.

(21) The shares of common stock listed as beneficially owned by InterVivos Declaration of Trust 4/10/74 consist of (i) 142,857 shares issuable upon conversion of 5,000 shares David M. Glassman Trustee, of preferred stock and (ii) warrants to purchase 25,931 shares of common stock issued to David M. Glassman Trustee, InterVivos Declaration of Trust 4/10/74.

(22) The shares of common stock listed as beneficially owned by Mr. Gray consist of (i) 150,000 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 38,290 shares of common stock issued to Mr. Gray.

(23) The shares of common stock listed as beneficially owned by Jalvida Associates consist of (i) 300,000 shares issuable upon conversion of 10,500 shares of preferred stock and (ii) warrants to purchase 30,000 shares of common stock issued to Jalvida Associates.

(24) The shares of common stock listed as beneficially owned by Mr. Krevoy consist of 357,143 shares issuable upon conversion of 12,500 shares of preferred stock and (ii) warrants to purchase 93,939 shares of common stock issued to Mr. Krevoy.

(25) The shares of common stock listed as beneficially owned by Opposite Jed consist of (i) 71,429 shares issuable upon conversion of 2,500 shares of preferred stock and (ii) warrants to purchase 7,143 shares of common stock issued to Opposite Jed.

(26) The shares of common stock listed as beneficially owned by Pamela Equities, Inc. consist of (i) 571,428 shares issuable upon conversion of 20,000 shares of preferred stock and (ii) warrants to purchase 115,368 shares of common stock issued to Pamela Equities.

(27) The shares of common stock listed as beneficially owned by Prime Goldfish, LLC consist of (i) 642,857 shares issuable upon conversion of 2,500 shares of preferred stock and (ii) warrants to purchase 169,091 shares of common stock issued to Prime Goldfish.

(28) The shares of common stock listed as beneficially owned by Edward J. Rosenthal Profit Sharing consist of (i) 300,000 shares issuable upon conversion of 10,500 shares of preferred stock and (ii) warrants to purchase 48,632 shares of common stock issued to Edward J. Rosenthal Profit Sharing.

(29) The shares of common stock listed as beneficially owned by Mr. and Mrs. Ross consist of (i) 142,857 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 60,866 shares of common stock issued to Mr. and Mrs. Ross.

(30) The shares of common stock listed as beneficially owned by Kacy and Marcia Rozelle consist of (i) 285,714 shares issuable upon conversion of 10,000 shares of preferred stock and (ii) warrants to purchase 51,861 shares of common stock issued to Kacy and Marcia Rozelle.

(31) The shares of common stock listed as beneficially owned by Mr. Sanderson consist of (i) 142,857 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 14,286 shares of common stock issued to Mr. Sanderson.

(32) The shares of common stock listed as beneficially owned by Skat Capital, LP consist of (i) 400,000 shares issuable upon conversion of 14,000 shares of preferred stock and (ii) warrants to purchase 40,000 shares of common stock issued to Skat Capital.

(33) The shares of common stock listed as beneficially owned by The Gregory J. Wiviott Trust consist of (i) 285,714 shares issuable upon conversion of 10,000 shares of preferred stock and (ii) warrants to purchase 86,796 shares of common stock issued to The Gregory J. Wiviott Trust.

(34) The shares of common stock listed as beneficially owned by Separate Trust Estate for Jay L. Wiviott consist of (i) 285,714 shares issuable upon conversion of 10,000 shares of preferred stock and (ii) warrants to purchase 86,796 shares of common stock issued to Separate Trust Estate for Jay L. Wiviott.

(35) The shares of common stock listed as beneficially owned by A.C. Israel Enterprises, Inc. consist of (i) 1,199,999 shares issuable upon conversion of 42,000 shares of preferred stock and (ii) warrants to purchase 306,319 shares of common stock issued to A.C. Israel Enterprises, Inc.

(36) The shares of common stock listed as beneficially owned by Mr. Cohen consist of (i) 142,857 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 20,108 shares of common stock issued to Mr. Cohen.

(37) The shares of common stock listed as beneficially owned by Mr. Israel consist of (i) 150,000 shares issuable upon conversion of 5,250 shares of preferred stock and (ii) warrants to purchase 38,290 shares of common stock issued to Mr. Israel.

(38) The shares of common stock listed as beneficially owned by Mr. Manocherian consist of (i) 142,857 shares of common stock issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 14,286 of common stock issued to Mr. Manocherian.

(39) The shares of common stock listed as beneficially owned by NetStar Ventures, LLC consist of (i) 714,285 shares of common stock issuable upon conversion of 25,000 shares of preferred stock and (ii) warrants to purchase 71,429 of common stock issued to NetStar Ventures, LLC.

(40) The shares of common stock listed as beneficially owned by Mr. Falk consist of (i) 514,285 shares of common stock issuable upon conversion of 18,000 shares of preferred stock, (ii) warrants to purchase 1,418,364 shares of common stock issued to Mr. Falk, (iii) 19,071,429 shares of common stock of which ComVest Venture Partners, LP may be deemed the beneficial owner of which Mr. Falk may be deemed to have share voting and dispositive power, and (iv) 3,411,028 shares of common stock of which Commonwealth Associates, L.P., may be deemed the beneficial owner and of which Mr. Falk may be deemed to have share voting and dispositive power.

(41) The shares of common stock listed as beneficially owned by Mr. Latour consist of: (i) 28,571 shares of common stock issuable upon conversion of 1,000 shares of preferred stock and (ii) warrants to purchase 70,875 shares of common stock issued to Mr. Latour.

(42) The shares of common stock listed as beneficially owned consist of: (i) 2,857,143 shares of common stock issuable upon conversion of 100,000 shares of preferred stock issued to Prime Ventures; (ii) warrants to purchase 3,914,714 shares of common stock issued to Prime Ventures;
     (iii) 1,428,571 shares of common stock issuable upon conversion of 50,000 shares of preferred stock issued to Highview Ventures; (iv) a warrant to purchase 142,857 shares of common stock issued to Highview Ventures and
     (v) a warrant to purchase 5,928 shares of common stock issued to Mr. Rosenblatt. The shares of common stock listed as registered for sale hereby consist of the items listed in clauses (iii), (iv) and (v) of the previous sentence. Mr. Rosenblatt, one of our directors, is the sole Managing Member of Highview Ventures and is a Managing Member of Prime Ventures. Highview Ventures, as the holder of a majority of the equity securities of Prime Ventures, has shared voting and dispositive power with respect to the securities issued to Prime Ventures.

(43) The shares of common stock listed as beneficially owned by Mr. O'Sullivan consist of: (i) 57,143 shares of common stock issuable upon conversion of preferred stock and (ii) warrants to purchase 188,961 shares of common stock issued to Mr. O'Sullivan.

(44) The shares of common stock listed as beneficially owned by Mr. Rosenblatt consist of (i) 142,857 shares issuable upon conversion of 5,000 shares of preferred stock and (ii) warrants to purchase 14,286 shares of common stock.

(45) The shares of common stock listed as beneficially owned by Mrs. Falk consist of 200,000 shares of common stock issuable upon conversion of 7,000 shares of preferred stock.

                              PLAN OF DISTRIBUTION

   Shares of our common stock held by the selling stockholders and covered by this prospectus may be sold or distributed at any time or from time to time by the selling stockholders, their donees, transferees or other successors in interest, in one or more transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at such other prices as the selling stockholders may determine from time to time.

   The selling stockholders may offer their shares at various times in one or more of the following transactions

  . in a distribution by one or more underwriters on a firm commitment or best efforts basis;

  . in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

  . in transactions involving cross or block trades or otherwise on any of the United States securities exchanges or quotation services where the common stock is listed or quoted at the time of the sale, including the Nasdaq National Market where our common stock is listed;

  . in transactions other than on the exchanges or services described above;

  . in the over-the-counter market;

  . in privately negotiated transactions;

  . in connection with transactions to cover short sales;

  . by pledge or by grant of a security interest in the shares to secure debts and other obligations;

  . through the writing of options, whether the options are listed on an option exchange or otherwise;

  . in connection with the writing of non-traded and exchange traded-call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

  . through the distribution of the shares by any selling stockholder to its partners, members or stockholders; or

  . in a combination of any of the above transactions.

   The selling stockholders have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any of the shares offered by this prospectus from or through such broker or dealer. The compensation of such broker-dealers may be deemed underwriting discounts and commissions. In addition, any shares covered by this prospectus that qualify for sale under Rule 144 may be sold under Rule 144 rather than this prospectus.

   The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institutions of the shares.

   The broker-dealer or other financial institutions may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

   To comply with the securities laws of certain states, if applicable, the shares offered by this prospectus will be sold in those states only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with. Also, each selling stockholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations of both acts, including Regulation M. The provisions of Regulation M may limit the timing of purchases and sales of shares of the common stock by the selling stockholders.

   We will make copies of this prospectus available to the selling stockholders. We have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

   At the time a particular offer of shares is made, if required we will distribute a prospectus supplement that will provide the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

   Pursuant to the terms of the registration rights agreements between us and the selling stockholders, we will pay all expenses of the registration of the common stock, except that the selling stockholders will pay any applicable underwriting discounts and commissions. We will indemnify the selling stockholders against certain civil liabilities, including certain civil liabilities under the Securities Act. Conversely, the selling stockholders will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for drkoop.com, Inc. by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

   The financial statements as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999, and for the period from inception (July 17, 1997) to December 31, 1997 incorporated by reference in this Registration Statement on Form S-3 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC's website (http://www.sec.gov).

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated is considered to be a part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and the exhibits thereto and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the earlier of the date that the selling stockholders sell all of the common stock or such other date as the offering is terminated and any unsold shares are deregistered by the filing of a post-effective amendment.

SEC Filing                                  Period Covered or Date of Filing
----------                                  --------------------------------
Annual Report on Form 10-K                  Year ended December 31, 1999

Amended Annual Report on Form 10-K/A        Year ended December 31, 1999

Quarterly Report on Form 10-Q               Quarter ended September 30, 2000

Quarterly Report on Form 10-Q/A             Quarter ended September 30, 2000

Quarterly Report on Form 10-Q               Quarter ended June 30, 2000

Quarterly Report on Form 10-Q/A             Quarter ended June 30, 2000

Quarterly Report on Form 10-Q               Quarter ended March 31, 2000

Quarterly Report on Form 10-Q/A             Quarter ended March 31, 2000

Form 8-K                                    November 30, 2000

Form 8-K                                    September 15, 2000

Form 8-K                                    September 1, 2000

Form 8-K                                    July 17, 2000

Form 8-K                                    April 27, 2000

Schedule 14(f)(1)                           September 1, 2000

Schedule 14A                                November 21, 2000

Preliminary Schedule 14A                    December 22, 2000

   You may request a copy of these filings or exhibits thereto, at no cost, by making a telephonic or written request to:

                                drkoop.com, Inc.
                                Attn: Secretary

                       225 Arizona Avenue, Suite 250

                          Santa Monica, CA 90401

                         Telephone: (310) 395-5700

   The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained directly in this prospectus. Any information we later file with the SEC will automatically update and supersede this information.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee.

   Securities and Exchange Commission Fee.......................... $ 19,318.78
                                                                    -----------
   Legal Fees, Accounting Fees and Expenses........................ $ 50,000.00
   Miscellaneous................................................... $ 50,000.00
                                                                    -----------
     Total......................................................... $119,318.78
                                                                    ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Our restated certificate of incorporation in effect as of the date hereof, and our restated certificate of incorporation to be in effect upon the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under Delaware law, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

   Section 145 of Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of Delaware law, or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of Delaware law and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   We have entered into contractual indemnification agreements with each of our executive officers and directors. These agreements provide for contractual indemnification to the fullest extent permitted by applicable law and provide mechanical and administrative procedures to be followed in the event of any such claim.

ITEM 16. EXHIBITS

   Number   Description
   ------   -----------
    3.6(i)  Certificate of Designation of Series D 8% Convertible Preferred
             Stock of drkoop.com, Inc.

    4.1(ii) Specimen common stock certificate

    4.2(i)  Agency Warrant to purchase 6,142,857 shares issued to Commonwealth
             Associates, L.P.

    4.3(i)  Form of Prime Investor Warrants

    4.4(i)  Prime Warrants to purchase 3,629,000 shares issued to Prime
             Ventures, LLC

    4.5(i)  Amended and Restated Registration Rights Agreement dated as of
             August 22, 2000 by and among the company, Commonwealth Associates, L.P. and the other signatures, thereto

    4.6(i)  Bridge Warrant to purchase 13,071,107 shares issued to ComVest
             Venture Partners, LP

    4.7(i)  Bridge Warrant to purchase 1,714,607 shares issued to Commonwealth
             Associates, L.P.

    5.1     Opinion of Latham & Watkins

   23.1     Consent of Independent Accountants.

   23.2     Consent of Latham & Watkins (included in Exhibit 5.1).

   24.1     Powers of Attorney (included on pages II-4 and II-5).

--------
(i) Incorporated by reference to the Registrant's report on Form 8-K, filed on September 1, 2000.

(ii)  Incorporated by reference to the Registrant's Form S-1 (333-73459).

ITEM 17. UNDERTAKINGS

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by Section 10(a)(3)
    Securities Act of 1933 (the "Securities Act");

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs A(l)(i) and A(l)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
  Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim information.

   (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on this 27 day of March, 2001.

                                          drkoop.com, Inc.

                                          /s/ Richard M. Rosenblatt
                                          By: _________________________________
                                          Name: Richard M. Rosenblatt
                                          Title: Chief Executive Officer and
                                          Director

                               POWER OF ATTORNEY

   Each person whose signature appears below constitutes and appoints Richard
M. Rosenblatt and Stephen Plutsky, and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of the individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as her or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                            Title                   Date
             ---------                            -----                   ----

    /s/ Richard M. Rosenblatt        Chief Executive Officer and     March 27, 2001
____________________________________  Director (Principal Executive
       Richard M. Rosenblatt          Officer)

                 *                   Chief Financial Officer         March 27, 2001
____________________________________  (Principal Financial and
          Stephen Plutsky             Accounting Officer)


                                     Chairman of the Board
____________________________________
       C. Everett Koop, M.D.

      /s/ Edward Cespedes            President and Director          March 27, 2001
____________________________________
          Edward Cespedes
                                     Director
____________________________________
         Edwin M. Cooperman

                 *                   Director                        March 27, 2001
____________________________________
         Marshall S. Geller


             Signature                            Title                   Date
             ---------                            -----                   ----

                 *                   Director                        March 27, 2001
____________________________________
           Scott J. Hyten

                 *                   Director                        March 27, 2001
____________________________________
         George A. Vandeman

                                     Director
____________________________________
          Joseph P. Wynne

    /s/ Richard M. Rosenblatt
*By: ____________________________
           Richard M. Rosenblatt
             Attorney-in-fact